Frost Brown Todd LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40222

June 10, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:	Taylor Beech Office of Trade & Services

Re:	Commonwealth Thoroughbreds LLC Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A Filed April 29, 2021 File No. 024-11130

Ladies and Gentlemen:

On behalf of Commonwealth Thoroughbreds LLC (“Commonwealth” or the “Company”), we hereby submit this response to the following comments in the letter from the Commission’s staff dated May 27, 2021.

Post-qualification Amendment No. 2 to Offering Statement on Form 1-A

General

1.

We note that you intend to lower the minimum offering amount for the Series OL2018 offering and that you propose to notify investors of the new amount via a notice, the form of which is Exhibit 99.1. Such approach is not permitted under Exchange Act Rule 10b-9. See the Tucson Hotel Associates no-action letter (Apr. 11, 1985) issued by the Division of Market Regulation (stating “It is the position of the Division of Market Regulation that under Rule 10b-9 an issuer that reduces the specified minimum number of units to be sold in an offering must return all funds to the subscribers. We believe that a reconfirmation procedure is inappropriate in this context.”).

Please revise your disclosure to reflect the fact that the reduction of the minimum offering amount will result in the termination of the Series OL2018 offering and that the initiation of a new offering of Series OL2018 interests can occur only after investor funds have been returned and in connection with the qualification of this post-qualification amendment.

Response:

The Company has elected not to lower the minimum offering amount for the Series OL2018 offering. The offering circular has been amended to provide for a minimum offering amount of $110,000 for the Series OL2018 offering, the original minimum offering amount.

2.

Rule 251(b)(4) of Regulation A precludes investment companies registered or required to be registered under the Investment Company Act from using Regulation A. Please provide your analysis on whether the Co-Ownership Agreement for Country Grammer is an “investment security,” as defined in Section 3(a)(2) of the Investment Company Act. In your response, include relevant case law, no-action letters, or other authorities.

Response:

Commonwealth Thoroughbreds LLC holds itself out as being engaged primarily in a Thoroughbred racing and breeding business. On June 8, 2021, the principals of the Company transferred 100% interests in a broodmare and two yearlings they have acquired to the Company in exchange for promissory notes. A valuation of each of the three Thoroughbreds was obtained from an independent equine appraiser, and the purchase price of each of the three Thoroughbreds was set at the midpoint of the range of the fair market values provided in the valuation report. The Company has no present plans to assign these Thoroughbreds to new series that will conduct offerings of their units.

Note 8 to the Company’s audited financial statements has been amended to describe these transactions, including the pedigree of the acquired Thoroughbreds, and includes a pro forma balance sheet illustrating the financial effect of the June 8 transactions. As adjusted for these acquisitions, the pro forma balance sheet shows the Company’s total assets -- 100% ownership of four Thoroughbreds and a controlling 75% interest in another Thoroughbred -- less cash items as $94,471. Assuming Series Country Grammer acquires the full 30% interest in Country Grammer for $42,000 and records an additional $5,000 in capitalized acquisition expenses, the interest in Country Grammer would represent approximately 33.2% of the Company’s total assets less cash items, and therefore would not be an “investment company” within the meaning of Section 3(a)(1) of the Investment Company Act of 1940, as amended.

3.

We note your disclosure that the Manager, together with its affiliates, may acquire a maximum of 10% of the units in connection with this offering and that the Manager may waive the maximum ownership percentage in its sole discretion. We also note that neither the Amended and Restated Series Designation of Series OL2018 nor the Series Designation of Series Country Grammer state that the Manager may waive the maximum beneficial ownership limitation. Further, the Amended and Restated Series Designation of Series OL2018 contemplates a 12.5% ownership limitation, not 10%. Please advise. Please also tell us what consideration you gave to including a risk factor relating to the Manager’s ability to waive this ownership limitation.

Response:

As the minimum offering amount has been restored to $110,000, the 10,000 Units to be issued to the Manager will represent 8.3% of the outstanding units if only the minimum offering amount is attained.

The Certificate of Designations for Series OL2018 and Series Country Grammer have been amended, and Certificate of Designations for future series will provide, that the Manager may waive the 10% maximum ownership limit in its sole discretion.

The Operating Agreement and Certificate of Designations give the Manager exclusive control of the operations of each Series regardless of the number of Series units the Manager or its affiliates own, which is prominently disclosed in the Offering Circular. In addition, the Manager and its affiliates must pay the same purchase price for units as other investors, and the economic rights of the units owned by the Manager and its affiliates are no different from the units held by other investors. The minimum ownership requirement is intended so that the Manager and its affiliates share the risk of unit ownership as do other investors. For those reasons, the Company does not believe the Manager’s ability to waive the 10% ownership limit to purchase more units creates a material risk to prospective investors.

4.

We note that the company has an option to purchase up to a 30% interest in Country Grammer in several increments and that the amount of the interest in Country Grammer the series acquires will be prorated based on the amount raised in the offering. In an appropriate place in your filing, please disclose how you intend to notify investors of each incremental closing, of the current interest held in Country Grammer, and of any related changes in the intended use of proceeds. Please also add risk factor disclosure addressing the fact that investors will not know at the time of investing how much of an interest the series will ultimately own in Country Grammer and any other material risks resulting from any differences between the incremental investments.

Response:

The offering circular has been amended to describe the Company’s plans to notify investors of each incremental closing, of the current interest held in Country Grammer, and of any related changes in the intended use of proceeds.

In addition, a new risk factor has been added in response to the comment.

Please note that whatever the interest in Country Grammer that is ultimately acquired by Series Country Grammer, the return to individual investors should not change. For example, assume (i) Country Grammer earns $1 million that can be distributed to the owners and (ii) an investor acquires 10% of the units sold in the first incremental closing at $25,000. If Series Country Grammer only acquires a 7.5% interest, the Series would receive $75,000, and the investor’s 10% share would be $7,500. If Series Country Grammer acquires the full 30% interest, the investor would own 2.5% of the total units sold, the Series would receive $300,000, and the investor’s 2.5% share would be $7,500. Similarly, because the Series’ share of the operating expenses for Country Grammer will be based on its ownership percentage, the offering proceeds for specific uses have been allocated in proportion to the amount of proceeds raised. Therefore, if the Series acquires less than the full 30% interest, any impact to individual investors resulting from the Series’ reduced interest should not be material.

Risk Factors

The Company is controlled by the Manager, and Members must rely solely on the judgment of the Manager's management team..., page 24

5.

We note your disclosure here that the Manager will have full and complete control and authority with respect to the business and affairs of each Series, including decisions concerning the care and maintenance of the Series’ Thoroughbreds (including the selection of boarding, training, transporting, and veterinary services) and decisions regarding the racing, breeding, and eventual sale of the Thoroughbreds and their offspring. However, the Co-Ownership Agreement for Country Grammer provides that the Seller, rather than the Manager, will have sole and exclusive authority and discretion with respect to the management of Country Grammer. Please revise for consistency.

Response:

The risk factor has been amended in response to the Comment.

Please call me at (502) 568-0277 if you have any questions or require any further information with respect to these matters.

Sincerely, FROST BROWN TODD LLC /s/ Alan K. MacDonald, Member

cc:	Brian Doxtator

Chief Executive Officer

Commonwealth Thoroughbreds LLC

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